July 14, 2011

BY FACSIMILE AND U.S. MAIL
P. Jay Spinola, Esquire
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

      RE: Kiewit Investment Fund LLLP
               File Nos. 333-174886 and 811-21632

Dear Mr. Spinola:

We have reviewed the registration statement for the Kiewit Investment Trust LLLP filed on Form N-2 with the Securities and Exchange Commission on June 14, 2011, and have the following comments:

PROSPECTUS

Transfer of Units, Page 2

1. The prospectus states, "As a result, although the Fund intends to provide investors with limited liquidity through semi-annual repurchases of Units, you may not be able to sell all or any portion of your Units at a time that you may desire to do so and an investment in the Fund should be considered illiquid." Please bold or otherwise make the statement more prominent. The prospectus summary should also include a similar prominent statement.

Investment Program, Page 5

2. The Prospectus states, "The Fund may also invest in derivative securities, equity-related instruments, currencies, financial futures, debt-related instruments and Portfolio Funds that are private equity/venture capital funds, real estate funds or commodities funds." Please disclose the types of derivative securities in the summary. In addition, please inform the staff whether the fees and expenses of such portfolio funds have been included in the Acquired Fund Fees and Expenses line in the fee table. If not, we may have additional comments.

STATEMENT OF ADDITIONAL INFORMATION

3. Please disclose whether the fund's underwriter has adopted a code of ethics under Rule 17j-1 of the Investment Company Act of 1940 and whether that code permits personnel subject to the code to invest in securities. See Item 18.15 of Form N-2.

ACCOUNTING COMMENTS

4. In the fund's N-CSR filing dated March 31, 2011, the letter to shareholders states that the fund is classified as non-diversified and may concentrate its investments in the future. In reviewing the portfolio of investments, however, it appears that the fund is operating as a diversified investment company. How long has the fund been operating as a diversified investment company? Pursuant to Rule 13a-1 of the Investment Company Act, a fund that is classified as non-diversified but has operated as diversified for three years or more will need to seek shareholder approval to operate as a non-diversified fund.

5. The Statement of Assets and Liabilities contains the following asset line items: Units Subscribed Receivable and Receivable from Unitholders. Please explain the difference between these two accounts.

6. Note J Concentration Risk in the Notes to the Financial Statements states that "the Fund may concentrate its investments in issuers of one or more particular industries." This statement appears inconsistent with the fund's fundamental policy which states that "the Fund will not concentrate its investments in a particular industry or group of industries." Please explain this apparent inconsistency.

GENERAL

7. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

8. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

9. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

Tandy Letter

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel